 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number: 001-14611

----------------------------------------------------
(Translation of registrant's name into English)

Floor Six   65 Front Street   Hamilton   Islands of Bermuda   HM 12
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: November 15, 2011

______________________________________________________________________

EXHIBIT INDEX

1.	Interim Financial Statements for the Nine Months ended September 30, 2011

2.	Management Discussion and Analysis for the Nine Months ended September 30, 2011

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30 20101
U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Interim unaudited Consolidated Financial Statements for this Third Financial Quarter ending September 30, 2011, for the Third Financial Quarter ended September 30, 2010 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2010, as well to January 1, 2010, being the date of IFRS transition.

These Interim Unaudited Consolidated Financial Statements have been prepared by Company management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  The Interim unaudited Consolidated Financial Statements for this Third Financial Quarter ending September 30, 2011 were prepared in accordance with Canadian generally accepted accounting principles and have been re-prepared in accordance with International Financial Reporting Standards (“IFRS”).

These Interim unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles.  Note 2 and Note 11 provide IFRS information that is material to understanding these Interim Unaudited Consolidated Financial Statements.

Under Canada’s National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4/3(30)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.  The Company’s external auditors, The Saturna Group, Chartered Accountants, of Vancouver, British Columbia, Canada have not performed a review of these interim financial statements

All financial statements and Notes are expressed in United States of America Dollar Currency.

Hamilton, Bermuda
November 15, 2011

__________________________________________________________________________________
CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For the Nine Months Ended September 30, 2011
 (UNAUDITED)

ASSETS
	September 30 2011	December 31 2010	January 1 2010
Current Assets
Cash and cash equivalents	$2,584	$9,786	$7,958
Accounts receivable	0	1,750	11,600
Prepaid expenses	4,433	1,343	0
Total current assets	7,017	12,879	19,558

Total Assets	$7,017	$12,879	$19,558

LIABILITIES
Current liabilities
Accounts payable and accrued expenses	477,767	405,048	316,519
Notes Payable	177,988	154,592	104,322
Notes Payable – Related Parties	35,935	35,935	12.500
Accrued dividends	4,490,492	4,055,731	3,550,633
Preferred shares – Note 6	2,237,443	2,237,443	2,237,443
Total current liabilities	7,419,625	6,888,749	6,275,852
Total Liabilities	$7,419,625	$6,888,749	$6,275,852

SHAREHOLDERS' EQUITY

Authorized: 100,000,000 shares
Issued: 87,467,288 (Mar.2008:87,467,288)	874,673	874,673	874,673
Additional paid-in-capital	63,683,159	63,683,159	63,683,159
Accumulated deficit	(71,970,440)	(71,433,702)	(70,814,126)
Total Shareholder Equity	(7,412,608)	(6,875,870)	(6,256,294)

Total Liabilities and Shareholders' Equity	$7,017	$12,879	$19,558

Nature of Operations and going concern  Note 1
Contingencies  Note 6
Subsequent events  Note 16

APPROVED ON BEHALF OF THE BOARD:

/s/	Deborah Fortescue-Merrin	/s/	Anthony P Clements
	Deborah Fortescue-Merrin		Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (with comparative figures to the Nine Months Ended September 30, 2011
 (UNAUDITED)

	Nine Months Ended September 30		Three Months Ended September, 30
	2010	2011	2010	2011

Revenue	$29,050	$7,000	$7,150	$1,750
Operating Expenses
Consulting and contract services	31,500	31,500	10,500	10,500
General and administrative	63,867	58,763	24,644	19,219
Interest	4,005	7,742	2,151	16,371
Legal	3,336	10,442	0	9,921
Marketing	495	530	163	179
	103,203	108,977	37,458	39,819

Comprehensive Income (loss) from operations	$(74,153)	$(101,977)	$(30,308)	$(38,069
Other:
Preferred stock dividends	(390,408)	(434,761)	(133,560)	(148,451)
Expense recoveries	6,625	0	0	0
	(383,783)	(434,761)	(131,235)	(48,451)

Net and Comprehensive Income (loss)	$(457,936)	$(536,738)	$(161,543)	$(186,520)

BASIC AND DILUTED LOSS PER SHARE
Numerator for basic and diluted loss per share:
Net and Comprehensive Income (loss)
Gain (loss) to common shareholders	$(457,936)	$(536,738)	$(161,543)	$(186,520)

Denominator for basic and diluted loss per share:
Weighted average shares outstanding	87,467,288	87,467,288	87,467,288	87,467,288

Net loss per share	$(0.0052)	$(0.0060)	$(0.0018)	$(0.0021)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CHANGES IN RQUITY
 (UNAUDITED)

	Share Capital		Contributed	Accumulated Other
	Number of Shares	Amount$	Surplus $	Comprehensive Income$	Deficit$	Total$

	87,467,288	$874,673	$63,683,159	0	$(71,433,702)	$(6,675,870)
Balance, January 1, 2011

Net Loss for the interim
period					$(536,738)	$(536,738)

Balance, September 30, 2011	87,474,288	$874,673	$63,683,159	0	$(71,970,440)	$(7,226,227)

	Share Capital		Contributed	Accumulated Other
	Number of Shares	Amount$	Surplus $	Comprehensive Income $	Deficit$	Total$

Balance, January 1, 2010	87,467,228	$874,673	$63,683,159	0	$(70,814,126)	$(6,256,294)
					0	0
Current Period’s Activities	0	0	0

Net Loss for the interim
period					$(457,936)	$(457,936)

Balance, September 30, 2010	87,467,228	$874,673	$63,683,159	0	$(71,272,062)	$(6,714,230)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CASH FLOWS
 (with comparative figures to the Nine Months Ended September 30, 2010)
(UNAUDITED)

	Nine Months Ended September 30, 2010	Nine Months Ended September 30 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net & Comprehensive Income (Loss) for the period	$(457,936)	$(536,738)

Items not affecting cash:
Accrued dividends payable	390,408	434,761
Interest costs	4,005	7,742
	(63,523)	(94,235)
Changes in non-cash working capital balances:

Accounts receivable	2,650	1,750
Prepaid expenses	(7,134)	(3,090)
Accounts payable and accrued expenses	17,786	72,719)
Net cash provided by (used in) operating activities	(50,221)	(22,856)

CASH FLOWS FROM INVESTING ACTIVITIES

Investing activities	0	0
Net cash provided by (used in) investing activities	0	0

CASH FLOWS FROM FINANCING ACTIVITIES

Notes Payable	58,628	23,396
Interest	(4,005)	(7,742)
Net cash provided by (used in) financing activities	54,623	15,654

Net increase (decrease) in cash	4,402	(7,202)
Cash, beginning of period	7,958	9,786
Cash, end of period	$12,260	$2,584

Non Cash investing and financing activities	0	0

Supplemental disclosures
Income Taxes paid	0	0

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

CREATOR CAPITAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2010
(Stated in US Dollars)

Note 1	Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved to change the name of the Company to Fireflies Environmental Limited.  At the next Annual General Meeting the Company will be requesting shareholder approval for returning the Company name to Creator Capital Limited

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

Note 2	Summary of Significant Accounting Policies

These consolidated interim financial statements of the Company have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards” (known by its abbreviation “IFRS”).  These Interim Financial Statements are the Company’s first IFRS interim financial statements after its transition to reporting in accordance with IFRS and before the issuance of its first publicly issued consolidated annual IFRS financial statements.  IFRS 1, “First-time Adoption of International Financial Reporting Standards” (herein addressed as “IFRS 1”) has been applied to these consolidated interim financial statements. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows statements of the Company is provided in Note 13.

Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation); and Creator Island Equities Inc. (a British Columbia corporation).

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

Note 2	Summary of Significant Accounting Policies – (cont’d)

The subsidiary companies are inactive. All material inter-company accounts and transactions have been eliminated on consolidation.

b)	Equipment

As at the end of the current Interim period there are no current equipment assets.

c)	Website Development Costs

As at the end of the current interim period there are no current website development costs.

d)	Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)	Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)	Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

g)	Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)	Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

Note 2	Summary of Significant Accounting Policies – (cont’d)

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

i)	Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase options, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

j)	Change in Accounting Policy

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2011, and have not been applied in preparing these consolidated interim financial statements:

(i) Effective for annual periods beginning on or after July 1, 2011 are the Amendments to IFRS 7, “Financial Instruments: Disclosures”. This addresses the increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

(ii) Effective for annual periods beginning on or after January 1, 2013 are the New Standard IFRS 9, “Financial Instruments”, New Standard IFRS 13,”Fair Value Measurement”.

IFRS 13 replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the financial statements.

Note 3	Notes Payable

IFRS 39 stipulates that the Company’s financial liabilities be measured at ‘amortized cost’. This is defined as the originally recorded amount: less any principal repayments; plus or minus the cumulative amortization, using the effective interest method’ of any difference between the originally recorded amount and the maturity amount. The various loan amounts, represented by the Notes Payable, have been recorded at their principal amount at the date of each loan, which are deemed to be fair value. No premium was paid on any of these Notes Payable. No transaction costs were incurred in the borrowing of these funds. The interest bearing Notes Payable have their interest cost calculated and recorded monthly. Hence, the use of the measurement of value of the Notes Payable at amortized cost would not be materially different from the amounts presented.

	September 30, 2011	December 31, 2010

Unsecured, bearing interest at the 1-year Treasury yield rate	$42,212	35,935
Unsecured, interest bearing at 10% per annum	74,776	50,270
Unsecured, interest bearing at 10% per annum, related party	35,935	43,322
Unsecured, non- interest bearing, related party	20,000	20,000
Unsecured and non-interest bearing	41,000	41,000

	$213,923	$190,527

These notes are past due and, consequently, are classified as current liabilities.

All interest incurred on interest bearing notes is included in the Accounts Payable account.

Amount differences between December 31, 2010 and March 31, 2011 reflect foreign exchange adjustments.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

Note 4	Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative, compounded quarterly and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2010, 2009, and 2008 were $538,729,$463,837, and $425,131, respectively.  For the Nine Months Quarter ended September 30, 2011 the accrued Dividends recorded was $434,761 ($390,408 for same period in 2010).  For the Three Months Quarter ended September 30, 2011 the accrued Dividends recorded was $148,451 ($133,560 for same period in 2010.  They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares In accordance with CICA 3861.  CICA 3861 covers “Financial Instrument – Disclosure and Presentation”.  It dictates the reclassification from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  This is where they meet the definition of a financial liability.

Note 5	Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share expiring on April 6, 2012.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price $

Outstanding, December 31, 2008	7,370,000	0.26

Expired	(420,000)	0.46

Outstanding, December 31, 2009	6,950,000	0.25

Expired	0	0.00
Outstanding, December 31, 2010 Activity during the period	6,950,000 0	0.25 0.00

Outstanding, September 30, 2011	6,950,000	0.25

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

Note 5	Stock Options (continued)

Additional information regarding stock options outstanding as at September 30, 2011 is as follows:

	Outstanding and exercisable
Range of exercise prices$	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.25	6,950,000	2.26	0.25

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Note 6	Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs had invested in a California company affiliated with ETV that had no contractual relationship with the Company. The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury. The jury heard the evidence and returned a verdict in favor of Creator Capital Ltd. The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury. On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury. After the judgment was signed, the Plaintiffs had the opportunity to appeal. The appeal period has expired.

Note 7	Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company currently is represented in Canada by a Director who provides Corporate Services.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

	$2010	$2009	$2008

Canadian statutory income tax rate	28.50%	30.00%	31.00%

Income tax recovery at statutory rate	177,000	155,000	181,000

Tax effect of:
Permanent differences and other	–	–	(109,000)
Foreign income tax other than Canadian statutory rate	(157,000)	(141,000)	(162,000)
Change in enacted tax rates	–		(2,000)
Change in valuation allowance	(20,000)	(14,000)	(1 7,000)

Income tax provision	–	–	–

The significant components of future income tax assets and liabilities are as follows:

	$2010	$2009	$2008

Future income tax assets

Non-capital losses carried forward	116,000	96,000	82,000
Valuation allowance	(116,000)	(96,000)	(82,000)

Net future income tax asset	--	–	–

The Company has estimated accumulated non-capital losses of $371,000 which may be carried forward to reduce taxable income in future years. As at September 30, 2010, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

Note 8	Related Party Transactions

A company controlled by management (the owner being Rex E. Fortescue, the father of the Company’s President) of the Company provides consulting services to the Company.  During the Nine months year-to-date period ended September 30, 2011, the Company incurred $31,500 ($31,500 for same period in 2010) in consulting fees and $1,354 ($1,460 for the same period in 2010) in expense reimbursements.  During the three months Third Fiscal Quarter period ended September 30, 2011, the Company incurred $10,500 ($10,500 for same period in 2010) in consulting fees and $451 ($557 for same period in 2010) in expense reimbursements.

Included in the Accounts Payable account is $170,848 representing outstanding fees and reimbursements.

A company controlled by management (the owner being Deborah E. Fortescue-Merrin, the Company’s President) of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Rex E. Fortescue, the father of the Company’s President, and Richard E. Fortescue, the brother the Company’s President) of the Company provides accounting and administrative services to the Company.  During the Nine months year-to-date period ended September 30, 2011, the Company incurred $21,000 ($20,500 for same period in 2010) for such accounting and administrative services, and $6,659 ($11,368 for the same period in 2010) in expense reimbursements.    During the three months Third Fiscal Quarter period ended September 30, 2011 the Company incurred $6,000 ($6,000 for same period in 2010) for such accounting and administrative services, and $2,293 ($7,256 for the same period in 2010) in expense reimbursements.

Included in the Account Payable accounts is $136,210 representing outstanding fees and reimbursements.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

Note 9	Economic Dependence

During the Nine months period ended September 30, 2011, one customer accounted for 100.0% of total sales.During the Nine months period ended September 30, 2010, two customers accounted for 75.9% and 24.1%, respectively, of total sales.

During the three months Third Fiscal Quarter period ended September 30, 2010, one customers accounted for 100.5% of total sales.  During the three months Third Fiscal Quarter period ended September 30, 2009, two customers accounted for 75.5% and 24.5%, respectively, of total sales.

Note 10	Segmented Information

For the Nine months year-to-date period ended September 30, 2011 September 30, 2010 the details of identifiable revenues by geographic segments are as follows:

	September 30, 2011	September 30, 2010

Asia	$0	$22,050
Middle East	7,000	7,000

Total Revenues per Quarter Period	$7,000	$29,050

Note 11	Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first financial statements prepared in accordance with IFRS.

The Accounting policies set out in Note 2 have been applied in preparing the financial statements for the six months ended June 30, 2011, the comparative information presented in these financial statements for the six months ended June 30, 2010 and in the preparation of an opening IFRS statement of financial position as at January 1, 2010 (the Company’s date of transition).
FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1, “First Time Adoption of International Financial Reporting Standards”, the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS providing certain optional and mandatory exemptions to this principle.

RECONCILIATION TO PREVIOUSLY REPORTED FINANCIAL STATEMENTS

The transition from Canadian GAAP to IFRS has no material import on the financial statements for the six months ended June 30, 2010 and the year ended December 31, 2010.

Note 12	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. However, the accrued Dividends Payable on the re-categorized Preferred Shares are included. During the Nine month Quarter period ended September 30, 2010, the Company recognized preferred share dividends payable of $434,761 (for the same period during 2010: $390,408).

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

Note 12	Non-cash Transactions (cont’d)

During the three month Third Quarter ended September 30, 2011, the Company recognized preferred share dividends payable of $148,451 (for the same period during 2010: $133,560).

Note 13	Management of Capital
The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of. As at September 30, 2011, the Company has not entered into any debt financing, except for short-term notes payable.

The Company is dependent on the related parties ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 14	Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate. As at September 30, 2011, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency. The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently. As at September 30, 2011 the Company is not exposed to any significant credit risk.
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash. As at September 30, 2011, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

Note 14	Financial Instruments (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current. Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 15	Subsequent Events

At the next Annual General Meeting the Company will be requesting shareholder approval for returning the Company name to Creator Capital Limited.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

CREATOR CAPITAL LIMITED
MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Quarter ended September 30, 2011

DATED: AS AT NOVEMBER 15, 2011

The following discussion and analysis, prepared as of November 15, 2011, should be read together with the Unaudited Consolidated Financial Statements for the Nine Month year-to-date Quarter ended September 30, 2011 and the with the audited financial statements and related notes and Management Discussion and Analysis for the year ended December 31, 2010, with the related notes. These interim financial statements for the Interim period ended September 30, 2011 have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards” (known as “IFRS”).  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars, unless otherwise indicated.

Beginning with the Nine Month Year-to-date Quarter ended September 30, 2008, the Company’s financial documents are available on SEDAR at www.sedar.com.  All the Company’s United States of America Filings with the Securities and Exchange Commission are available on EDGAR.  Additionally, all these documents are available on the Company’s website at www.creatorcapital.com.

FORWARD LOOKING STATEMENTS

In the following discussion and description of the Company’s experiences during the past financial period, there are certain forward-looking statements.  They include, but not limited to, information pertaining to the Company’s financial and operating activities, plans and objectives of the and assumptions regarding the Company’s future performance.  Forward looking statements may include the words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “indicates”, “intends”, “may”, “may impact”, “may increase”, “plans”, “suggests”, “should” and like expressions, or such future or conditional verbs as “will”, “should”, and “could”.  Such forward looking statements are based upon current expectations and various factors and assumptions.  As such, these forward looking statements are subject to risks and uncertainties.

Forward looking statements, by their nature, involve numerous assumptions.  Many factors that are beyond the Company’s and Management’s control may cause actual results to differ materially from any expectations expressed in such forward looking statements,  Such factors include, but are not limited to, the general and economic conditions in the various countries that the Company has clients and worldwide changes in economic and political conditions and legal developments as they may impact upon skincare and transportation legislation, the level of competition in the skincare and beauty industries, the occurrence of weather-related and other natural catastrophes, changes in the accounting standards and policies, both domestically in Canada and also worldwide, technological developments, unexpected changes in consumer spending and behavior, and Management’s ability to anticipate and manage the risks associated with these factors.  Please note the preceding list is only a summary and is not exhaustive of all possible influencing factors.  These and other factors must be considered carefully.  Any, all, or a combination, of such factors could cause the Company’s actual results to materially differ from the expectations opinioned in any and all forward looking statements.

Where the future may be contemplated, expectations assume a prolonged economic uncertainty that includes the declining global economy, as well as the declining economies of those countries in which the Company has clients, influenced by a declining cost of money, lower energy and commodity prices.

The Company does not provide any assurance that any of the forward looking statements will materialize.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited. At the next Annual General Meeting the Company will be requesting shareholder approval for returning the Company name to Creator Capital Limited.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to September 30, 2011, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.  Sky Play® is currently used by Sri Lankan Airways.

The Product

Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per-game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;
November 5, 2002        “Sky Play®” Logo and name
July 8, 2003                  “Sky Play® International”  “We Make Time Fly” and Design

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:
April 14, 1998                        “Sky Games®” logo and the slogan "We Make Time Fly"
August 26, 2003                   “Sky Games® International” “We Make Time Fly” and Design
February 21, 2006                 “Casino Class”
July 4, 2006                           “Casino Class” “We Make Time Fly” and Design
February 24, 2006                 “Sky Casinos International”  “We Make time Fly” and Design

The costs of these registrations were expensed in the period they were recorded.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

The Industry

According to Boeing Company's 2010-2029 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2008, an increase of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 29,000.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted during the first half of 2010 the industry rebounded with passenger traffic projected to rise 6.0% for that year.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.9 percent and air cargo growth of 5.4 percent over the past 20 years. This growth was founded on world economic growth of 3.2 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.2 percent.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has found that there is a shifting balance toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Looking ahead, the Asia-Pacific, Latin America and Africa regions’ traffic are growing at the fastest rates of 6.9%, 6.4% and 6.4% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 7.1 % in the Asia Pacific region; 6.0% in the Transpacific Region; 2.8% within North America; 4.1% within Europe; 7.1% within Latin America; 5.7% in Africa.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress that states that potential earnings of US$1 million per aircraft per annum are indeed possible.

Gethin also mentions CCL in the article under its former name; “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Competition

There are currently four companies supplying the in-flight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.  Creator is a distant fourth in the industry.

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Competition (cont’d)

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy.  CCL believes that the principal benefit of its product to the airlines is the ability to enhance entertainment offerings to passengers.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines.  The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market has been Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines.  Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline.  The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone).  CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.    CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed and introduced to the Airline Industry today.

Major Customers

The Company’s Sky Play® customer is Sri Lankan Airways.

The World Economy

As with all businesses selling products during these current unstable economic times, the short-term will be very challenging.  Economic forecasts are being constantly challenged with the slow and erratic effort of the Worldwide Economy to recover from the Recession.  Being involved in the airline industry, with its volatile economic fluctuations, the period of time it takes for the Global economy to climb out of the Worldwide Recession may be longer than the Company’s business can financially survive.  With all of Revenues generated in the Asian Region, the Company’s business is subject to that volatile region’s ability to recover.

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DISCUSSION OF OPERATION AND FINANCIAL CONDITION

Fiscal Nine Month Interim Period Ended September 30, 2011 with comparatives to the Fiscal Nine Month Interim Period Ended September 30, 2010

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers.  Operations revenue for the Nine month Interim period ended September 30, 2011 was $7,000, for the Nine month Interim period ended September 30, 2010 it was $29,050.  One of the Company’s clients, Jalux (Japan Airlines), has retired all their older airplanes on which the Sky Play games were installed.  This was a result of their financial restructuring under the Japanese bankruptcy regulations.  They are no longer a Sky Play client.

OPERATING EXPENSES

CONSULTING

Consulting and services expenses remained the same at $10,500 for both Periods.

GENERAL AND ADMINISTRATION

	9 month Quarter ended September 30, 2010	9 month Quarter ended September 30, 2011

Accounting & Audit	15,500	15,051
Administration	24,950	26,120
Bank Charges & Foreign Exchange	432	(1,981)
Filing Fees & Dues	6,782	7,713
Investor Relations	1,094	1,984
Office	15,109	9,875

TOTAL GENERAL AND ADMINISTRATION	63,867	58,763

General and administrative expense has decreased for Interim period ended September 30, 2011 to $63,867 from the same 2011 period Quarter period of $58,763.  The primary difference is the cost of the Annual General Meeting mailout during 2010.

INTEREST

The Interest charges incurred for the Nine months interim period ended September 30, 2011 was $7,742 as compared to $4,005 for September 30, 2010.  The increase in interest bearing Notes Payable principals has contributed to this increase.
PROFESSIONAL FEES

The Legal expense for the Nine months Interim period ended September 30, 2011 was $10,442, up from 2010 period’s $3,336. The consulting of a new corporate and securities solicitor incurred initial fees.

MARKETING

The Marketing expense for the Nine month Interim period ended September 30, 2011 was $531 compared to $495 for 2010’s period.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

A company controlled by management (the owner being Rex E. Fortescue, the father of the Company’s President) of the Company provides consulting services to the Company.  During the Nine months year-to-date period ended September 30, 2011, the Company incurred $31,500 ($31,500 for same period in 2010) in consulting fees and $1,354 ($1,460 for the same period in 2010) in expense reimbursements.  During the three months Third Fiscal Quarter period ended September 30, 2011, the Company incurred $10,500 ($10,500 for same period in 2010) in consulting fees and $451 ($557 for same period in 2010) in expense reimbursements.
Included in the Accounts Payable account is $170,848 representing outstanding fees and reimbursements.

A company controlled by management (the owner being Deborah E. Fortescue-Merrin, the Company’s President) of the Company formerly provided consulting services and incurred expense reimbursements.
Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Rex E. Fortescue, the father of the Company’s President, and Richard E. Fortescue, the brother the Company’s President) of the Company provides accounting and administrative services to the Company.  During the Nine months year-to-date period ended September 30, 2011, the Company incurred $21,000 ($20,500 for same period in 2010) for such accounting and administrative services, and $6,659 ($11,368 for the same period in 2010) in expense reimbursements.  During the three months Third Fiscal Quarter period ended September 30, 2011 the Company incurred $6,000 ($6,000 for same period in 2010) for such accounting and administrative services, and $2,293 ($7,256 for the same period in 2010) in expense reimbursements.
Included in the Account Payable accounts is $136,210 representing outstanding fees and reimbursements.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2011, the Company had a working capital deficit of $7,419,601 (2010: $6,714,208).  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this deficit.  The Company had a loss from operations during the nine months Interim period ended September 30, 2011 of $536,738 ($457,936 for 2010).  The diminished revenue is now not sufficient to provide the necessary funds for marketing, for continued development of the Company's products nor to fund payment of the Company's dividend obligations on outstanding preference shares.  The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations.  One of the Notes Payable creditors completed their bankruptcy with total liquidation. Despite the Company’s efforts with the Receiver they ended up with a judgment against the Company.  To date, no further correspondence has been received.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

CAPITAL FINANCING

There were no capital financings during the period.  All operations and expenses were funded by the cash flow generated by revenues and accounts payable.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)before Extraordinary Items		Net Profit (Loss)		Net Loss Per Share

September 30, 2009 3 months	$13,940		$(81,745)		$(81,745)	$(0.0009)
December 31, 2009 3 months	$15,650		$(474,475)		$(474,475)	$(0.0054)
March 31, 2010 3 months	$13,000		$(67,640)	$	(67,640)	$(0.0008)
June 30, 2010 3 months	$8,900		$(228,834)		$(228,834)	$(0.0026)
September 30, 2010 3 months	$7,150	$	(161,462)		$(161,462)	$(0.0018)
December 31, 2010 3 months	$3,500		$(161,640)		$(161,640)	$(0.0018)
March 31, 2011 3 months	$1,750		$(173,639)		$(173,234)	$(0.0020)
June 30, 2011 3 months	$3,500		$(176,608)		$(176,608)	$(0.0020)
September 30, 2011 3 months	$1,750		$(186,520)		$(186,520)	$(0.0021)

Results for quarters ended March 31, 2011 and March 31, 2010 are prepared under “IFRS”.  Results in all other Quarters were prepared under Canadian generally accepted accounting principles included in Part V of the CICA Handbook (pre-changeover Canadian GAAP).

For the Quarters June 30, 2009 to December 31, 2009, the above results were recorded under the Canadian generally accepted accounting principles, as governed and regulated by the CICA Handbook.  The March 31, 2010 Quarter’s consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards” (known by its abbreviation “IFRS”).  For the Quarters March 31, 2010 to December 31, 2010 there is no difference to the results under the IFRS, as compared to the Canadian generally accepted accounting principles, as governed and regulated by the CICA Handbook.

The invoicing arrangement with the Company’s client is for bi-monthly invoicing for the prior sixty day business periods. The Client provides the details of the Sky Play games’ usage during the prior sixty days.  The Company issues the invoice, submitting it to the client for approval.  With the client’s acceptance, the invoice is deemed issued and the amount is recognized as revenue.  Such bi-monthly invoicing does not allow for a consistent Quarterly flow of revenue.  Hence, there is a consistent difference each Quarter in the recording of Revenue.

The June, 2009 Quarterly Revenue experienced an increase of $1,750 from the March, 2009 Quarter’s Revenue of $14,020: the difference being the date of one client’s bimonthly invoice.  The increase in the Loss of $24,385 for the Quarter from the March, 2009 Loss of $43,626 was a result of the Texas lawsuit expense.

The September, 2009 Quarterly Revenue results were a decrease of $1,830 from the June, 2009 Quarterly Revenue:
the difference being the date of one client’s bimonthly invoice and the reduction in the other client’s invoice for the month.  The increase in the loss is due to the recording of additional audit fees during the quarter.

The December, 2009 Quarterly Revenue was $15,650, an increase from the three months September, 2009 Quarter of $13,940: the difference being the date of one client’s bimonthly invoice and the reduction in the other client’s invoice for the month.  The substantial increase in the loss is related to the auditors correction to the amount of the Preferred Dividends recorded.  There is a cumulative dividend on outstanding dividends that was not previously recorded annually.

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This correction was made in this fourth quarter of the year.

The March, 2010 Three Months Quarterly Revenue results were a decrease of $2,650 from December, 2009 Three Months Quarterly Revenue: the difference being the date timing of one client’s bimonthly invoice and the reduction in the other client’s invoice for the month.  Jalux has been slowly retiring its older airliners that have the Sky Play games installed.  The inclusion of the Quarterly recording of the cumulative dividend feature was not included in this Quarter for the auditors had not informed the Company of this until the next Quarter.

The June, 2010 Quarterly Revenue experienced a decrease of $4,100 from the March, 2010 Quarter’s Revenue.  The Jalux airliner retirement is the cause.  The loss is due to the addition in this Quarter of the March, 2010 cumulative dividend feature as well as this Quarter’s cumulative dividend.  During the Quarter, a new legal counsel was consulted.

The September, 2010 Quarterly Revenue results were a decrease of $1750, from the June, 2010 Quarterly Revenue: the difference being the date of one client’s bimonthly invoice.  The decrease in the loss is due to the recording of only the Quarter’s Preferred Share dividend.

The December, 2010’s Quarterly revenues of $3,500 reflected the closing of the Jalux account.  With their bankruptcy proceedings accelerating the retirement of all their older inefficient airliners, Sky Play is no longer on any of their airplanes.

The March, 2011 Three Months Quarterly Revenue of $1,750 is from the one client in Asia.  This is a bimonthly invoicing. The increase in the loss reflects the loss of Jalux, as well as an auditor’s recommended adjustment to the outstanding Preferred Dividend balance.

The June, 2011 Quarterly Revenue experienced an increase of $1,750 from the March, 2011 Quarter’s Revenue of $1,750: the difference being the date of the client’s bimonthly invoice.

The September, 2011 Quarterly Revenue results were a decrease of $1750 from the June, 2011 Quarterly Revenue: the difference being the date of the client’s bimonthly invoice.  A contributing factor to the increase in the loss is increase in legal fees incurred by the new corporate legal counsel.

CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for all reporting Companies, including this Company.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February, 2008, the AcSB announced that the year 2011 is the changeover year for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2010 required the restatement of comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

These consolidated interim financial statements of the Company have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards” (known by its abbreviation “IFRS”).  These Interim Financial Statements are the Company’s first IFRS interim financial statements after its transition to reporting in accordance with IFRS and before the issuance of its first publicly issued consolidated annual IFRS financial statements.  IFRS 1, “First-time Adoption of International Financial Reporting Standards” (herein addressed as “IFRS 1”) has been applied to these consolidated interim financial statements.
An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows statements of the Company is provided in Notes 2 & 11 to the Financial Statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

Creator Capital Limited September 30, 2011 Interim Financials Page  -  -

This Management Discussion and Analysis and the accompanying consolidated interim financial statements are presented in the Dollar currency of the United States of America.

This Management Discussion and Analysis and the accompanying consolidated interim financial statements were authorized for issue by the Board of Directors on November 15, 2011.

FINANCIAL INSTRUMENTS

To date, with the exception of Accounts Receivable, Payables and Notes Payable, the Company did not make use of any financial or other instrument for any other purpose.  Therefore, the Company is not exposed to the risks associated with such instruments. With the exception of the Balance Sheet classifications of Accounts Receivable, Payables and Notes Payable, there is no financial statement classification that includes such instruments. With the exception of Interest expenses, there is no income, expense, gain or loss associated with such instruments recorded anywhere in the Company’s financial records nor included in the Company’s financial statements.

The Company has not engaged, nor does it engage, in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

OUTSTANDING SHARE DATA

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2010	87,467,288	874,673
Issuance during the period	0	0
Balance, September 30, 2011	87,467,288	874,673
Balance, November 15, 2011	87,467,288	874,673

OPTIONS

For the Nine month year-to-date period Quarter ended September 30, 2010, the Company did not issue any securities.

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested on the grant date of April 6, 2007 and expire on April 6, 2012

BOARD OF DIRECTORS

As of September 30, 2011, and as at the date of this Document, the following are the Members of the Board of Directors:

Deborah Fortescue-Merrin	Anastasia Kostoff-Mann

Anthony Clements

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THE OFFICERS

As of September 30, 2011, and as at the date of this Document, the following are the Company Officers:

Deborah Fortescue-Merrin	- President

Shoshana S. Williams	- Secretary

SUBSEQUENT EVENTS

Being the name change is not relevant to the Company’s business, at the next Annual General Meeting the Company will be requesting shareholder approval to cancel the name change approved at the 2010 Annual General Meeting.

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